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Kabel Deutschland GmbH Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Kabel Deutschland GmbH
(Translation of registrant's name into English)

Betastrasse 6-8, 85774 Unterfoehring, Germany
(Address of principal executive office)
 Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG
(Translation of registrant's name into English)

Betastrasse 6-8, 85774 Unterfoehring, Germany
(Address of principal executive office)

Commission File Number 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SEC 1815 (05-06)	Persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Kabel Deutschland GmbH
Unterfoehring

Interim Condensed Consolidated Financial Statements
and Management Discussion and Analysis for the
Quarter Ended June 30, 2009

Kabel Deutschland GmbH

Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Financial Position as of June 30, 2009

	Note	June 30, 2009	March 31, 2009
		€	T€
		unaudited	audited
Assets
Current Assets
Cash and Cash Equivalents		46,323,142.30	51,922
Trade Receivables	4.1	102,216,313.75	106,579
Receivables from Affiliates		843,671.11	834
Inventories	4.2	16,231,659.29	15,929
Receivables from Tax Authorities		5,106,765.05	5,200
Other Current Financial Assets		22,231,060.24	36,462
Prepaid Expenses		15,612,997.95	13,086

Total Current Assets		208,565,609.69	230,012

Non-Current Assets
Intangible Assets	4.3	825,000,051.83	903,954
Property and Equipment	4.3	1,207,415,840.53	1,214,055
Equity Investments in Associates		5,871,536.71	5,630
Deferred Tax Assets		255,570.00	293
Prepaid Expenses		16,359,589.40	17,191

Total Non-Current Assets		2,054,902,588.47	2,141,123

Total Assets		2,263,468,198.16	2,371,135

Equity and Liabilities
Current Liabilities
Current Financial Liabilities	4.4.1	39,459,270.33	39,522
Trade Payables		213,871,609.65	260,778
Other Current Provisions	4.6	33,696,612.09	40,442
Liabilities due to Income Taxes		27,680,852.07	23,127
Deferred Income		182,457,243.19	241,688
Other Current Liabilities		83,671,106.25	87,166

Total Current Liabilities		580,836,693.58	692,723

Non-Current Liabilities
Senior Notes	4.4.2	654,336,102.87	680,130
Non-Current Financial Liabilities	4.4.3	1,742,623,676.27	1,717,074
Deferred Tax Liabilities		118,235,308.00	118,856
Provisions for Pension	4.5	36,667,944.75	35,309
Other Non-Current Provisions	4.6	26,663,058.64	25,994
Other Non-Current Liabilities		100,127,079.85	102,492
Deferred Income		1,466,784.96	1,626

Total Non-Current Liabilities		2,680,119,955.34	2,681,481

Equity
Subscribed Capital		1,025,000.00	1,025
Capital Reserve		50,113,702.91	50,114
Cash Flow Hedge Reserve		0.00	-59
Asset Revaluation Surplus		1,307,120.15	1,352
Accumulated Deficit		-1,058,696,627.98	-1,064,028

		-1,006,250,804.92	-1,011,596
Minority Interests		8,762,354.16	8,527

Total Equity (Deficit)		-997,488,450.76	-1,003,069

Total Equity and Liabilities		2,263,468,198.16	2,371,135

The accompanying notes to this statement of financial position form an integral part to these consolidated financial statements.

a

Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Income
for the Period from April 1, 2009 to June 30, 2009

	Note	Apr. 1, 2009– June 30, 2009	Apr. 1, 2008– June 30, 2008
		€ unaudited	T€ unaudited

Revenues	3.1	367,200,014.38	329,159
Cost of Services Rendered		-180,510,541.48	-161,538
thereof depreciation/amortization T€ 56,754 (prior year T€ 46,166)
Other Operating Income		5,764,842.74	4,121
Selling Expenses		-112,609,191.48	-98,309
thereof depreciation/amortization T€ 44,849 (prior year T€ 38,221)
General and Administrative Expenses		-29,657,720.74	-31,816
thereof depreciation/amortization T€ 6,813 (prior year T€ 6,815)

Profit from Ordinary Activities		50,187,403.42	41,617
Interest Income		2,586,402.00	249
Interest Expense		-41,227,980.11	-45,641
Income from Associates		241,457.67	13,192

Profit before Taxes		11,787,282.98	9,417
Taxes on Income	3.2	-6,265,417.48	-7,709

Net profit for the period		5,521,865.50	1,708

Attributable to:
Equity holders of the parent		5,286,575.35	1,665
Minority interests		235,290.15	43

		5,521,865.50	1,708

The accompanying notes to this statement of income form an integral part to these consolidated financial statements.

b

 Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Comprehensive Income
for the Period from April 1, 2009 to June 30, 2009

	Apr. 1, 2009– June 30, 2009	Apr. 1, 2008– June 30, 2008
	€	T€
Net profit for the period	5,521,865.50	1,708
Changes in fair value of hedging instruments (net of tax)	58,674.13	4,469
Reclassification of Asset Revaluation Surplus	-44,560.91	0

Total comprehensive income	5,535,978.72	6,177

Attributable to:
Equity holders of the parent	5,300,688.57	6,134
Minority Interests	235,290.15	43

c

Kabel Deutschland GmbH, Unterfoehring
Consolidated Statement of Cash Flows
for the Period from April 1, 2009 to June 30, 2009

	Note	April 1, 2009– June 30, 2009	April 1, 2008– June 30, 2008
		T€	T€
		unaudited	unaudited
1. Cash flows from operating activities
Net profit for the period		5,522	1,708
Adjustments to reconcile net profit to cash provided by operations:
Taxes on Income		6,265	7,709
Interest expense		41,228	45,641
Interest income		-2,587	-249
Accretion / Depreciation and amortization on fixed assets		108,416	91,202
Gain / Loss on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		505	102
Income from associates		-241	-13,192
Compensation expense relating to share-based payments		428	1,287

		159,536	134,208
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories		-303	3,600
Increase (-) / decrease (+) of trade receivables		4,363	12,299
Increase (-) / decrease (+) of other assets		773	1,806
Increase (+) / decrease (-) of trade payables		-47,018	-34,787
Increase (+) / decrease (-) of other provisions		-5,684	-211
Increase (+) / decrease (-) of deferred income		-59,390	-16,620
Increase (+) / decrease (-) of provisions for pensions		875	1,722
Increase (+) / decrease (-) of other liabilities		-4,212	10,146

Cash provided by operations		48,940	112,163
Income taxes paid (-) / received (+)		-1,933	-5,728

Net cash from operating activities		47,007	106,435

2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		250	277
Cash received from sale of investments		0	14,775
Cash paid for investments in intangible assets		-15,086	-34,619
Cash paid for investments in property and equipment		-56,555	-56,281
Cash paid for acquisitions, net of cash acquired	1.2	57,819	-513,392
Interest received		2,570	239

Net cash used in investing activities		-11,002	-589,001

3. Cash flows from financing activities
Cash payments to shareholders/ minorities		0	-4,400
Cash received non-current financial liabilities		89,000	600,000
Cash repayments of non-current financial liabilities		-89,000	-55,000
Cash payments for reduction of finance lease liabilities		-2,153	-2,001
Interest and transaction costs paid		-39,451	-19,163

Net cash from financing activities		-41,604	519,436

4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)		-5,599	36,870
Cash and cash equivalents at the beginning of the period		51,922	15,463

Cash and cash equivalents at the end of the period		46,323	52,333

The accompanying notes to this statement of cash flows form an integral part to these consolidated financial statements.

d

Kabel Deutschland GmbH, Unterfoehring
Statement of Changes in Consolidated Equity
for the Period from April 1, 2009 to June 30, 2009

	Attributable to equity holders of the parent
	Subscribed capital	Capital reserve	Cash flow hedge reserve	Asset Revaluation Surplus	Accumulated deficit	Total	Minority Interests	Total Equity (Deficit)
	T€	T€	T€	T€	T€	T€	T€	T€
Balance as of April 1, 2009	1,025	50,114	-59	1,352	-1,064,028	-1,011,596	8,527	-1,003,069
Reclassification of Asset Revaluation Surplus	0	0	0	-45	45	0	0	0
Changes in fair value of hedging instruments (net of tax)	0	0	59	0	0	59	0	59
Net income of the period	0	0	0	0	5,287	5,287	235	5,522

Total income and expense for the period			59	-45	5,287	5,301	235	5,536

Balance as of June 30, 2009 (unaudited)	1,025	50,114	0	1,307	-1,058,696	-1,006,250	8,762	-997,488

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

e

Kabel Deutschland GmbH, Unterfoehring
Statement of Changes in Consolidated Equity
for the Period from April 1, 2008 to June 30, 2008

	Attributable to equity holders of the parent
	Subscribed capital	Capital reserve	Cash flow hedge reserve	Available- for-sale reserve	Accumulated deficit	Total	Minority Interests	Total Equity (Deficit)
	T€	T€	T€	T€	T€	T€	T€	T€
Balance as of April 1, 2008	1,025	49,590	1,289	0	-984,473	-932,569	0	-932,569
Additions relating to share-based payment	0	0	0	0	0	0	0	0
Transactions with parents	0	0	0	0	-4,400	-4,400	0	-4,400
Additions relating to acquisitions	0	0	0	0	0	0	8,312	8,312
Changes in fair value of hedging instruments (net of tax)	0	0	4,469	0	0	4,469	0	4,469
Changes in fair value of financial assets classified as available-for-sale	0	0	0	0	0	0	0	0
Net loss of the period	0	0	0	0	1,666	1,666	42	1,708

Total income and expense for the period			4,469	0	1,666	6,135	42	6,177

Balance as of June 30, 2008 (unaudited)	1,025	49,590	5,758	0	-987,207	-930,834	8,354	-922,480

The accompanying notes to this statement of changes in consolidated equity form an integral part to these consolidated financial statements.

f

Selected Explanatory
Notes to the Interim Condensed Consolidated
Financial Statements for

Kabel Deutschland GmbH
as of June 30, 2009

1.     Corporate Information

        The interim condensed consolidated financial statements (the "Interim Financial Statements" or "Financials") of the Company for the quarter ended June 30, 2009 were authorized for issuance in accordance with a resolution of the directors on August 28, 2009.

        Kabel Deutschland GmbH (KDG GmbH) is registered in Unterfoehring, Betastraße 6-8 (commercial register of Munich HRB 145837).

1.2   Basis of Presentation and accounting policies

Basis of preparation

        The Interim Financial Statements for the quarter ended June 30, 2009 have been prepared in accordance with IAS 34 Interim Financial Reporting.

        The Financials do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company's annual financial statements as of March 31, 2009 which can be found on the Company's website. (www.kabeldeutschland.com).

        The amounts in the Interim Financial Statements are presented in Euros and all values are rounded to the nearest thousand (T€) except when otherwise indicated.

Significant accounting policies

        The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended March 31, 2009, except for the adoption of new Standards and Interpretations noted below. The adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Company.

        The revised standard of IAS 1 "Presentation of Financial Statements" separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners; with non-owner changes in equity are presented as a single line. In addition, the standard introduces the statement of comprehensive income. It presents all items of recognized income and expense, either in one single, or in two linked statements. The Company has elected to present two statements.

        The standard IAS 23 "Borrowing cost" has been revised to require capitalization of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Accordingly, borrowing costs are capitalized on qualifying assets beginning April 1, 2009. No changes have been made for historical borrowing costs which were expensed prior to this date.

        The revisions of IAS 32 "Financial Instruments—Presentation" and IAS 1 "Presentation of Financial Statements—Puttable Financial Instruments and Obligations Arising on Liquidation" provide a limited scope exception for puttable instruments to be classified as equity if they fulfill a number of specified features. This means that some financial instruments currently falling under the definition of financial liabilities will be classified as equity. The amendments to this standard did not have any impact on the financial position or performance of the Company as the Company has not issued such instruments.

        The revised standard of IFRS 2 "Share based Payment" clarifies the definition of vesting conditions in share-based payments and stipulates that all cancellations of share-based payments should receive identical accounting treatment, regardless of the party responsible for cancellation. The revised standard did not have any impact on the Company's financial position or performance.

        The amendments of IFRS 7 "Financial Instruments—Disclosures" require enhanced disclosures about fair value measurements and liquidity risk. Among other things, the amendments introduce a three-level hierarchy for fair value measurement disclosures and require entities to provide additional disclosures about the relative reliability of fair value measurements. In addition, the amendments clarify and enhance the existing requirements for the disclosure of liquidity risk. The fair value measurement disclosures and the liquidity risk disclosures are not impacted by the amendments.

        The standard IFRS 8 "Operating Segments" requires an entity to report financial and descriptive information about its reportable segments. IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by the entity's Senior Management in order to allocate resources to the segment and assess its performance. The standard also requires an explanation of how segment profit or loss and segment assets and liabilities are measured for each reportable segment. IFRS 8 requires an entity to report information about revenues derived from its products or services, about the countries in which it earns revenues and holds assets, and about major customers.

        Improvements to IFRSs:

        As a result of the first annual improvement project, the IASB issued a collective standard with amendments to various IFRSs in May 2008. It relates to a large number of smaller amendments to existing standards whose implementation was regarded as necessary, but non-urgent. The European Union endorsed this standard in January 2009. In the collective standard, among others, the IASB clarified that derivative financial instruments classified as held for trading are not always required to be presented in the statement of financial position as current assets or liabilities. Since April 1, 2009, the Company has applied the amendments from this collective standard. The adoption of the amendments did not have a material impact on the presentation of the Company's results of operations, financial position or cash flows.

        The interpretation of IFRIC 13 "Customer Loyalty Programs" requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the awarded credits and deferred over the period that the awarded credits are fulfilled. The portion of the proceeds allocated to the goods or service already delivered is recognized as revenue. The portion of the proceeds allocated to the awarded credits is deferred as an advance payment until the customer redeems the credit award or the obligation in respect of the credit award is fulfilled. The Company adjusted its accounting policies accordingly as of April 1, 2009. The adoption of IFRIC 13 did not have a material impact on the presentation of Company's results of operations, financial position or cash flows. For possible future customer loyalty programs the Company evaluates the detailed effects related to this new interpretation.

        The interpretation of IFRIC 15 "Agreement for the Construction of Real Estate" has been applied retroactively. It clarifies when and how revenue and related expenses from the sale of a real estate unit should be recognized if an agreement between a developer and a buyer is reached before the construction of the real estate is completed. Furthermore, the interpretation provides guidance on how to determine whether an agreement is within the scope of IAS 11 or IAS 18. IFRIC 15 does not have any impact on the consolidated financial statement because the Company does not conduct such activity.

        The interpretation of IFRIC 16 "Hedges of a Net Investment in a Foreign Operation" was applied prospectively. IFRIC 16 provides guidance on the accounting for a hedge of a net investment. As such it provides guidance on identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held in the hedge of a net investment and how an entity should determine the amount of foreign currency gain or loss, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment. The adoption of IFRIC 16 did not have any impact on the presentation of the Company's results of operations, financial position or cash flows, as the Company has no net investments in foreign operations.

Business Combination and Goodwill

        Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which the Company had control.

        Goodwill corresponds to the difference between the acquisition cost and the fair value of the acquired assets and liabilities of a business combination. Goodwill is not subject to amortization; it is tested for impairment at least annually and, if necessary, written down to the extent impaired.

Share Acquisitions

        On April 30, 2008, KDG closed the acquisition of twelve companies from the Orion Group with 1.1 million CATV subscribers. The acquired companies were consolidated for the first time as of April 30/May 1, 2008. The Acquisition has been accounted for using the purchase method of accounting. For further information, reference is made to the Company's annual financial statements as of March 31, 2009.

        On May 21, 2009, KDG settled all of the outstanding issues except one related to the purchase price adjustment with Orion Group on the 1.1 million cable subscribers acquired on April 30, 2008. To date, the preliminary purchase price was reduced by T€ 67,500 in total. Thereof T€ 8,929 had already been repaid and another T€ 10,508 were considered as other receivables as of March 31, 2009. The latter, as well as the remaining amount of T€ 48,063 which was settled at the end of May 2009 was fully repaid in the quarter ended June 30, 2009.

        As part of the purchase price adjustment process, KDG is in arbitration regarding a further possible reduction of the purchase price, in addition to the original purchase price reduction of T€ 67,500, resulting from the allocation of certain central overhead costs. The last remaining issue was brought before an arbitration panel on June 18, 2009. A decision is expected in late September of 2009.

        The reduction in the preliminary purchase price of T€ 48,063 resulted in an adjustment in the acquisition cost as of June 30, 2009 as follows:

Acqusition Cost

	June 30, 2009	March 31, 2009
	T€	T€
Purchase price	461,475	509,538
Cost associated with the acquisition	34,408	34,408

Total acquisition cost	495,883	543,946

        The total final cost of acquisition amounted to T€ 495,883 and was comprised of T€ 461,475 for the purchase price and an amount of T€ 34,408 for directly attributable costs to the Acquisition such as professional fees for lawyers, due diligence and other professional advisers, M&A fees and fees for the closing of the Acquisition.

        The reduction in acquisition cost was completely allocated to goodwill, resulting in a reduction of the goodwill recognized on the acquisition of T€ 335,337 as of March 31, 2009 to T€ 287,274 as of June 30, 2009.

3. Notes to the Statement of Income

3.1   Revenues

        Revenues were generated in Germany as follows:

	April 1, 2009– June 30, 2009	April 1, 2008– June 30, 2008
	T€	T€
Cable access revenues	229,686	227,168
TV / Radio revenues	52,698	46,071
Internet revenues	30,131	19,189
Phone revenues	44,979	28,927
Mobile revenues	1	0
TKS revenues	9,705	7,804

	367,200	329,159

3.2   Taxes on Income

        Major components of income tax expense are:

	April 1, 2009– June 30, 2009	April 1, 2008– June 30, 2008
	T€	T€
Consolidated statement of income
Current income tax
Current income tax charge	6,861	6,073
Deferred income tax
Relating to origination and reversal of temporary differences	-596	1,636

Income tax expense (+) / income (-)	6,265	7,709

4. Notes to the Statement of Financial Position

4.1   Receivables

	June 30, 2009	March 31, 2009
	T€	T€
Gross Trade receivables	151,684	159,824
Bad debt allowance	-49,468	-53,245

Trade Receivables	102,216	106,579

        Receivables of Kabel Deutschland Vertrieb und Service GmbH & Co. KG in the amount of T€ 151,684 were pledged as security in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities) as of June 30, 2009.

4.2 Inventories

	June 30, 2009	March 31, 2009
	T€	T€
Raw materials, consumables and supplies	4,548	4,590
Work in process	790	790
Finished goods and merchandise	10,894	10,549
thereof carried at net realizable value	184	430

	16,232	15,929

        The total amount of inventories recognized as an expense in the quarter ended June 30, 2009 amounts to T€ 3,912 compared to T€ 3,891 for the quarter ended June 30, 2008. Inventories in an amount of T€ 6,721 and T€ 6,683 were pledged in accordance with the Senior Credit Facility Agreement (see 4.4 Financial Liabilities) at June 30, 2009 and March 31, 2009, respectively.

4.3   Intangible Assets/Property and Equipment

        With respect to additions and disposals of intangible assets and property and equipment, see the fixed asset schedules in Appendix 1 and 2 to these notes.

4.4   Financial Liabilities (current and non-current) and Senior Notes

4.4.1  Current Financial liabilities

	June 30, 2009	March 31, 2009
	T€	T€
Accrued interest related to
Senior Credit Facility
Tranche A	81	960
Tranche B	86	147
Tranche C	60	18,799
Senior Notes	39,232	19,616

Current financial liabilities	39,459	39,522

4.4.2  Senior Notes

	June 30, 2009	March 31, 2009
	T€	T€
Notes issued	755,553	755,553
Financing and transaction cost	-42,587	-42,587
Accretion	15,339	14,346
Foreign exchange rate effect	-73,969	-47,182

	654,336	680,130

        On July 2, 2004, KDG GmbH issued T€ 250,000 of 10.75% Senior Notes (Euro Notes) due in 2014 and TUS $ 610,000 of 10.625% Senior Notes (US $ Notes) due in 2014 (together 2014 Senior Notes). The Dollar denominated Senior Notes were swapped into Euros using currency swaps.

        Interest on the 2014 Senior Notes is payable every six months on January 1 and July 1. The principle becomes due and payable on July 1, 2014. The 2014 Senior Notes contain several financial covenants limiting, among other things, our ability to:

  •
  incur additional indebtedness;

  •
  pay dividends or make other distributions;

  •
  make certain other restricted payments and investments;

  •
  create liens;

  •
  impose restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

  •
  transfer or sell assets;

  •
  merge or consolidate with other entities; and

  •
  enter into transactions with affiliates.

        Each of the covenants is subject to a number of important exceptions and qualifications. See "Description of the Notes—Certain Covenants." in the Registration Statement.

        The 2014 Senior Notes are subject to several affirmative and negative covenants which are less restrictive than under the Senior Credit Facility.

        At any time prior to July 1, 2009, KDG GmbH might have redeemed all or part of the 2014 Senior Notes by paying a "make whole premium" which is the sum of:

  i)
  the present value of the redemption price of such Euro or US $ Note at July 1, 2009 (i.e. 105.375% for the Euro Note and 105.313% for the US $ Note)

  ii)
  the present value of all required interest payments due on such Notes to and including July 1, 2009 using a discount rate for the Euro Notes equal to the Bund Rate (as defined in the 2014 Senior Notes agreement) and for the US $ Notes equal to the US Treasury Rate (as defined in the 2014 Senior Notes agreement) at such redemption date, plus 50 basis points.

        At any time after July 1, 2009, the following redemption prices apply beginning on the day after July 1 in each of the following years:

	Redemption Price
	Euro Notes	US $ Notes
2009	105.375%	105.313%
2010	103.583%	103.542%
2011	101.792%	101.771%
2012 and thereafter	100.000%	100.000%

4.4.3  Non-Current Financial liabilities

	June 30, 2009	March 31, 2009
	T€	T€
Senior Credit Facility Tranche A	1,150,000	1,150,000
Senior Credit Facility Tranche C	535,000	535,000

Senior Credit Facility	1,685,000	1,685,000
Financing and transaction costs, Tranche A	-33,124	-32,872
Accretion of Tranche A	13,432	11,739
Financing and transaction costs, Tranche C	-16,135	-16,135
Accretion of Tranche C	3,297	2,519
Swaps	90,154	66,823

Non-current financial liabilities	1,742,624	1,717,074

        On May 12, 2006, Kabel Deutschland Vertrieb und Service GmbH & Co. KG (KDVS) entered into a Senior Credit Facility. This agreement was comprised of two facilities, a T€ 1,150,000 term loan facility (Tranche A) and a T€ 200,000 revolving credit facility (Tranche B). Tranche A and Tranche B mature on March 31, 2012 (together the "Senior Credit Facility"). On July 19, 2007 the Company amended its Senior Credit Facility and increased Tranche B to T€ 325,000 under the same terms and conditions as the original Tranche B. The Senior Credit Facility is secured by all the assets of KDVS and a first pledge on 100% of the shares of KDVS owned by Kabel Deutschland GmbH under its guarantee. The fair value of KDVS' shares reported in KDG's financials is T€ 3,598,100. Since the closing date, Tranche A (T€ 1,150,000) has been fully drawn.

        Tranche B may be borrowed, repaid and reborrowed up until one month prior to the final maturity date. Borrowings under Tranche B may be used for general corporate purposes. As of June 30, 2009, no amounts were outstanding under Tranche B.

        The financing and transaction costs related to Tranche B are shown under non-current assets (prepaid expenses) in the amount of T€ 1,953 and under current prepaid expenses in the amount of T€ 1,116.

        On October 22, 2007 KDVS signed a T€ 650,000 Senior Add-on Facility or Tranche C, which ranks pari passu with the existing Senior Credit Facility. As of May 9, 2008 the Tranche C commitment was reduced by T€ 115,000 to T€ 535,000. Tranche C was drawn down on May 9, 2008 and remains fully drawn. Tranche C matures in March 2013.

        Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin.

        The margin on Tranche A and B of the Senior Credit Facility is based on the ratio of consolidated senior net borrowings to consolidated EBITDA (as defined in the Senior Credit Facility agreement) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA	Margin (percentage per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

        As of June 30, 2009 the ratio of Consolidated Senior Net Borrowings to Consolidated EBITDA amounted to 2.67:1. Therefore, the applicable margin was EURIBOR + 175bps as of June 30, 2009. KDG pays an annual commitment fee of 0.625% on the undrawn commitment under Tranche B. Tranche C carries a coupon of EURIBOR + 325bps.

        The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following:

Test	Requirement as of June 30, 2009
• EBITDA to Net Interest	Greater than 2.50 x
• Senior Net Debt to EBITDA	Less than 3.50 x

        As of June 30, 2009 the ratio of EBITDA to Net Interest amounted to 3.15. The ratio of Senior Net Debt to EBITDA amounted to 2.67.

        On February 11, 2009 KDG approached the lenders of its Senior Credit Facilities with a request to agree to certain amendments to the Company's Senior Credit Facilities. KDG proposed to change the senior net debt to EBITDA covenant for the quarters starting from December 2010 to December 2011 as well as to extend senior net debt to EBITDA and EBITDA to net interest covenants beyond March 2012 until maturity of Term Loan C in March 2013. On February 25, 2009, the lenders agreed to the requested amendment.

        The Company's ability to meet these financial ratios and tests may be affected by events beyond its control and, as a result, the Company cannot be sure to meet these ratios and tests in the future. In the event of a default under the Senior Credit Facilities the lenders could terminate their commitments and declare all amounts owed to them to be due and payable.

        Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts and (iii) the sale of shares on the public market (if consolidated total senior net borrowings to consolidated EBITDA is greater than or equal to 2:1).

        At June 30 2009, T€ 1,150,000 was outstanding under Tranche A at an interest rate of approximately 2.691% and T€ 535,000 was outstanding under Tranche C at an interest rate of approximately 4.191%. The Company had entered into interest rate caps and swaps that matured at the end of June 2009. Currently KDG has no concrete plans to purchase new hedging instruments.

4.5   Provisions for Pension

        The following tables summarize the components of net benefit expense recognized in the statement of income and the funded status and amounts recognized in the statement of financial position for the respective plans:

Net benefit expenses recognized in the consolidated statement of income

	April 1, 2009– June 30, 2009	April 1, 2008– June 30, 2008
	T€	T€
Current service cost	875	877
Interest expense	484	677

Net benefit expense	1,359	1,554

        The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

        The recognized expense is recorded in the following items in the statement of income:

	April 1, 2009– June 30, 2009	April 1, 2008– June 30, 2008
	T€	T€
Cost of services rendered	230	225
Selling expenses	381	362
General and administrative expenses	264	290
Interest expense	484	677

	1,359	1,554

Benefit Liability

	June 30, 2009	March 31, 2009
	T€	T€
Defined benefit obligation	33,616	32,257
Unrecognized actuarial gains (losses)	3,052	3,052

Benefit liability	36,668	35,309

Changes in the present value of the defined benefit obligation are as follows:

	Apr. 1, 2009– June 30, 2009	April 1, 2008– March 31, 2009
	T€	T€
Defined Benefit Obligation at April 1	32,257	29,119
Current Service Cost	875	3,530
Interest Cost	484	1,696
Actual Benefit Payments	0	-131
Acquisition / Business Combination	0	1,066
Actuarial (Gains) / Losses	0	-3,023

Defined Benefit Obligation at June 30/March 31	33,616	32,257

        An estimation of pension provisions for the quarter ended June 30, 2009 was performed by the Company based on an actuarial pension appraisal as of March 26, 2009.

4.6   Other Provisions (current and non-current)

	Balance as of April 1, 2009	Utilization	Reversal	Addition	Interest	Balance as of June 30, 2009
	T€	T€	T€	T€	T€	T€
Anniversary payments	179	-35	0	4	0	148
Asset retirement obligations	25,815	-50	0	449	301	26,515
Restructuring	26,573	-5,350	-612	41	0	20,652
Legal fees and litigation costs	193	-71	0	0	0	122
Other	13,676	-753	0	0	0	12,923

Total provisions	66,436	-6,259	-612	494	301	60,360

        Other provisions can be segregated into current obligations (T€ 33,697) and non-current obligations (T€ 26,663).

Provisions for restructuring

        As of March 31, 2009 existing restructuring programs had remaining accruals in the amount of T€ 672 of which T€ 1 was utilized during the quarter ended June 30, 2009. As of June 30, 2009 the restructuring provision amounted to T€ 671.

        The Acquisition in May 2008 has necessitated a restructuring plan. As of March 31, 2009 the restructuring provision for the Acquisition totaled T€ 2,876. In the quarter ended June 30, 2009 T€ 6 was accrued for as personnel expenses and T€ 1,729 was utilized of which an amount of T€ 1,530 was recorded as personnel expenses and T€ 199 as other operating expenses. Furthermore, an amount of T€ 147 was reversed. As of June 30, 2009 the restructuring provision amounted to T€ 1,006.

        A restructuring plan for the reorganization of the regional technical department was announced in December 2008. The associated restructuring provision had remaining accruals in the amount of T€ 21,502 as of March 31, 2009. In the quarter ended June 30, 2009 T€ 3,522 was utilized of which an amount of T€ 3,230 was recorded for as personnel expenses and T€ 292 as other operating expenses. Additionally T€ 35 was accrued for as other operating expenses. The restructuring provision totaled T€ 18,015 as of June 30, 2009.

        The restructuring program for outsourcing certain functions of the sales back office announced in February 2009 required a restructuring provision and had remaining accruals of T€ 1,523 as of March 31, 2009. For the quarter ended June 30, 2009, the total provision amounted to T€ 960 due to the utilization of T€ 98 and the reversal of T€ 465.

        As of June 30, 2009, an amount of T€ 20,652 remained as total provision for restructuring.

5.     Other Notes

5.1   Other Financial Obligations

Leasing and Rental Obligations

        KDG has entered into several long-term service agreements with DTAG as well as its subsidiary T-Systems International GmbH. These agreements include but are not limited to usage and access agreements for underground cable ducts, fiber optic cables, co-location facilities and energy. The agreements have primarily fixed prices; either based on a monthly or unit basis and are valid for up to thirty years. However, KDG can terminate the agreements with a notice period of 12 to 24 months.

        The financial obligations as of June 30, 2009 and March 31, 2009 include the obligations arising due to the earliest possible termination date of KDG and are as follows:

	June 30, 2009				March 31, 2009
Type of liability in T€	Due up to 1 year	Due between 1 and 5 years	Due more than 5 years	Total	Due up to 1 year	Due between 1 and 5 years	Due more than 5 years	Total
1. Agreements with DTAG and subsidiaries	214,050	258,375	66,971	539,396	215,432	306,089	70,720	592,241
2. License, rental and operating lease commitments	52,224	62,270	2,324	116,818	27,022	50,943	2,469	80,434
3. Other	14,262	5,244	1,125	20,631	16,853	5,568	1,240	23,661

Total	280,536	325,889	70,420	676,845	259,307	362,600	74,429	696,336

        The lease payments for cable ducts were T€ 25,828 for the quarter ended June 30, 2009 compared to T€ 25,884 for the quarter ended June 30, 2008. While the Company has the legal right to cancel the agreements for the lease of the cable ducts with a notice period of 12 to 24 months, the technological requirements to replace leased capacity represent economic penalties which would result in the reasonably assured renewal of the leases for a certain period of time. Management expects that for 30% of the leased capacity the economic penalties will require renewal of the contracts for 15 years, when the Company believes it will have the ability to replace the capacity. This results in a non-cancelable lease term of 15 years for this portion of the leased cable ducts. For the remaining 70%, the lease term is expected to include all renewal periods under the agreement, resulting in a non-cancelable lease term of 30 years through March 31, 2033, after which time the lease can be canceled at the option of DTAG. As of June 30, 2009 and March 31, 2009 the total financial obligations for cable ducts amounted to T€ 1,987,853 and T€ 2,013,670, respectively.

        For the quarter ended June 30, 2009, total leasing expenses were T€ 46,559 compared to T€ 43,485 for the quarter ended June 30, 2008.

6.     Segment Reporting

Segment information by business segment is as following:

	Cable Access April 1–June 30		TV/Radio April 1–June 30		Internet & Phone April 1–June 30		TKS April 1–June 30		Reconciliation April 1–June 30		Total Group April 1–June 30
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	T€		T€		T€		T€		T€		T€
Revenues	229,686	227,168	52,698	46,071	75,111	48,116	9,705	7,804	0	0	367,200	329,159
Profit or loss from ordinary activities	65,884	69,134	10,072	5,745	1,103	-2,707	699	962	-27,571	-31,517	50,187	41,617
Depreciation and amortization	64,905	59,467	7,497	6,860	28,426	17,290	464	472	7,124	7,113	108,416	91,202
Additions fixed assets	-15,552	577,292	3,054	12,053	31,521	91,821	331	45	4,222	3,409	23,576	684,620

Unterfoehring, August 28, 2009

Dr. Adrian von Hammerstein	Paul Thomason
Chief Executive Officer	Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares	Erik Adams
Chief Operating Officer	Chief Marketing Officer

Kabel Deutschland GmbH, Unterfoehring Analysis of Fixed Assets for Period from April 1, 2009 to June 30, 2009	Appendix 1 to the notes

		Acquisition and production costs						Accumulated depreciation and amortization						Net book value
		April 1, 2009	Acquisitions	Additions	Disposals	Reclassifications	June 30, 2009	April 1, 2009	Additions	Disposals	Reclassification	Change in at-equity investments	June 30, 2009	June 30, 2009	March 31, 2009
		€	€	€	€	€	€	€	€	€	€	€	€	€	€
I.	Intangible assets
	1. Software and Licences and other Contractual and Legal Rights	292,908,585.40	0.0000,000,0000	11,230,683.00	0.00	1,603,169.16	305,742,437.56	180,773,305.41	17,154,654.89	0.00	0.00	0.00	197,927,960.30	107,814,477.26	112,135,279.99
	2. Internally generated software	20,236,892.14	0.00	1,104,588.53	0.00	0.00	21,341,480.67	11,696,325.61	757,092.66	0.00	0.00	0.00	12,453,418.27	8,888,062.40	8,540,566.53
	3. Customer List	963,149,647.90	0.00	0.00	0.00	89,245.50	963,238,893.40	530,048,212.02	28,356,565.45	0.00	0.00	0.00	558,404,777.47	404,834,115.93	433,101,435.88
	4. Goodwill	335,336,893.95	-48,063,348.00	0.00	0.00	0.00	287,273,545.95	0.00	0.00	0.00	0.00	0.00	0.00	287,273,545.95	335,336,893.95
	5. Prepayments	14,840,069.09	0.00	2,750,548.61	0.00	-1,400,767.41	16,189,850.29	0.00	0.00	0.00	0.00	0.00	0.00	16,189,850.29	14,840,069.09

		1,626,472,088.48	-48,063,348.00	15,085,820.14	0.00	291,647.25	1,593,786,207.87	722,517,843.04	46,268,313.00	0.00	0.00	0.00	768,786,156.04	825,000,051.83	903,954,245.44

II.	Property and equipment
	1. Buildings on non-owned land	17,360,353.77	0.00	366,861.81	0.00	807,373.49	18,534,589.07	5,419,310.92	542,381.00	0.00	0.00	0.00	5,961,691.92	12,572,897.15	11,941,042.85
	2. Technical equipment	2,174,944,020.95	0.00	44,054,694.59	1,688,738.20	10,182,493.88	2,227,492,471.22	1,057,877,304.43	58,827,555.21	1,046,138.24	548,105.42	0.00	1,116,206,826.82	1,111,285,644.40	1,117,066,716.52
	3. Other equipment, furniture and fictures	87,168,018.15	0.00	1,750,426.05	541,832.01	-1,469,335.37	86,907,276.82	52,263,300.35	2,777,194.61	451,178.07	-548,105.42	0.00	54,041,211.47	32,866,065.35	34,904,717.80
	4. Construction in progress	50,142,825.84	0.00	10,382,533.38	21,946.34	-9,812,179.25	50,691,233.63	0.00	0.00	0.00	0.00	0.00	0.00	50,691,233.63	50,142,825.84

		2,329,615,218.71	0.00	56,554,515.83	2,252,516.55	-291,647.25	2,383,625,570.74	1,115,559,915.70	62,147,130.82	1,497,316.31	0.00	0.00	1,176,209,730.21	1,207,415,840.53	1,214,055,303.01

III.	Financial Assets
	1. Equity investments in Associates	1,800,909.08	0.00	0.00	0.00	0.00	1,800,909.08	-3,829,169.96	0.00	0.00	0.00	-241,457.67	-4,070,627.63	5,871,536.71	5,630,079.04

		1,800,909.08	0.00	0.00	0.00	0.00	1,800,909.08	-3,829,169.96	0.00	0.00	0.00	-241,457.67	-4,070,627.63	5,871,536.71	5,630,079.04

		3,957,888,216.27	-48,063,348.00	71,640,335.97	2,252,516.55	0.00	3,979,212,687.69	1,834,248,588.78	108,415,443.82	1,497,316.31	0.00	-241,457.67	1,940,925,258.62	2,038,287,429.07	2,123,639,627.49

Kabel Deutschland GmbH, Unterfoehring Analysis of Fixed Assets for Period from April 1, 2008 to June 30, 2008	Appendix 2 to the notes

		Acquisition and production costs							Accumulated depreciation and amortization							Net book value
		April 1, 2008	Acquisitions	Additions	Disposals		Reclassifications	June 30, 2008	April 1, 2008	Additions	Disposals		Reclassification	Change in at-equity investments	June 30, 2008	June 30, 2008	March 31, 2008
		€	€	€	€		€	€	€	€	€		€	€	€	€	€
I.	Intangible assets	975,669,367.32	523,273,245.49	34,618,930.81	0.00		5,609,034.84	1,539,170,578.46	543,791,195.40	40,982,580.08	0.00		576.78	0.00	584,774,352.26	954,396,226.20	431,878,171.92

II.	Property and equipment
	1. Buildings on non-owned land	12,887,738.70	72,253.98	203,275.81	0.00		1,069,176.01	14,232,444.50	3,638,237.83	390,170.21	0.00		0.00	0.00	4,028,408.04	10,204,036.46	9,249,500.87
	2. Technical equipment	1,837,617,142.28	59,286,868.40	42,624,854.27	595,026.25		17,158,629.05	1,956,092,467.75	849,404,662.24	47,383,243.12	228,020.50		-14,289.08	0.00	896,545,595.78	1,059,546,871.97	988,212,480.04
	3. Other equipment, furniture and fictures	70,499,598.12	462,497.21	2,206,608.68	847,580.75		3,049,057.58	75,370,180.84	43,526,536.49	2,445,557.24	840,572.11		13,712.30	0.00	45,145,233.92	30,224,946.92	26,973,061.63
	4. Construction in progress	61,517,050.93	10,625,048.79	11,246,447.90	6,413.21		-22,279,175.86	61,102,958.55	0.00	0.00	0.00		0.00	0.00	0.00	61,102,958.55	61,517,050.93

		1,982,521,530.03	70,446,668.38	56,281,186.66	1,449,020.21		-1,002,313.22	2,106,798,051.64	896,569,436.56	50,218,970.57	1,068,592.61		-576.78	0.00	945,719,237.74	1,161,078,813.90	1,085,952,093.47

III.	Financial Assets
	1. Equity investments in Associates	5,820,595.03	0.00	0.00	4,019,685.95	*	0.00	1,800,909.08	-533,117.28	0.00	2,248,342.92	*	0.00	-187,793.58	-2,969,253.78	4,770,162.86	6,353,712.31
	2. Other	4,631,722.13	0.00	0.00	0.00		-4,606,721.62	25,000.51	0.00	0.00	0.00		0.00	0.00	0.00	25,000.51	4,631,722.13

		10,452,317.16	0.00	0.00	4,019,685.95		-4,606,721.62	1,825,909.59	-533,117.28	0.00	2,248,342.92		0.00	-187,793.58	-2,969,253.78	4,795,163.37	10,985,434.44

		2,968,643,214.51	593,719,913.87	90,900,117.47	5,468,706.16		0.00	3,647,794,539.69	1,439,827,514.68	91,201,550.65	3,316,935.53		0.00	-187,793.58	1,527,524,336.22	2,120,270,203.47	1,528,815,699.83

*
Includes the figures of the former associated companies, following the acquisitions these are classified as affiliated companies

Kabel Deutschland GmbH, Unterfoehring
Group Management Report
for the Quarter Ended June 30, 2009

Our Business

        Kabel Deutschland GmbH (KDG GmbH) was founded on December 17, 2002 and maintains its registered legal seat in Unterfoehring (commercial register Munich HRB 145837). KDG GmbH's sole shareholder is Kabel Deutschland Holding GmbH (KDGHoldCo) which is wholly owned by Cable Holding S.à r.l. (LuxCo). LuxCo is wholly owned by Cayman Cable Holding LP, George Town, Cayman Islands (Cayman Cable). The operating business is predominantly performed by Kabel Deutschland Vertrieb und Services GmbH & Co. KG (KDVS), a wholly owned subsidiary of KDG GmbH.

        We are the largest cable television operator in Germany, operating in 13 of the 16 federal states (with the exception of Hesse, North Rhine-Westphalia and Baden-Wuerttemberg). KDG GmbH and its subsidiaries (together KDG or the Company) are the market leaders in the German cable television business in terms of homes passed, subscribers, revenue generating units (RGUs) and revenue. As of June 30, 2009, the Company's cable television network passed approximately 15.3 million homes.

        On April 30, 2008, the Company acquired from the Orion Cable Group, a level 4 cable TV operator in Germany, networks serving approximately 1.1 million cable television subscribers in eight German federal states where KDG also has cable TV operations ('the Acquisition').

        At the acquisition date, this acquisition resulted in 276 thousand new cable TV subscribers and a reclassification of 789 thousand subscribers from wholesale or indirect to business to business or direct relationships. The general financial implications beyond the addition of 276 thousand new customers from eliminating the level 4 operator as a wholesale provider will be an increase in ARPU(1), EBITDA and EBITDA margin. In addition, our marketable base for broadband Internet & Phone services will be expanded.

        A growing portion of our customers purchase more than one of our service offerings which include basic Cable Access, pay TV, Internet & Phone and Mobile Phone. We refer to each service to which a customer subscribes as a revenue generating unit or RGU. As of June 30, 2009, the Company served approximately 11,750 thousand RGUs, which are comprised of 9,184 thousand Cable Access, 982 thousand TV/Radio(2), 797 thousand Phone and 787 thousand Internet RGUs.

(1)
Average revenue per unit (ARPU) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGUs for that period and the number of months in that period.
(2)
TV/Radio RGUs comprise pay TV and Personal Video Recorder RGUs which were shown separately until March 31, 2009.

Development of Subscribers and RGUs

	As of June 30,
	2009	2008
	in thousands
Homes passed	15,293	15,280
% penetration(3)	59%	60%
Total subscribers (homes connected)	9,070	9,156
thereof Cable Access subscribers	8,942	9,103
thereof Kabel Internet and Phone subscribers "solo"(4)	127	54
Total RGUs(5)	11,750	11,066
Cable Access RGUs(6)	9,184	9,258
TV/Radio RGUs	982	873
Kabel Internet RGUs	787	482
Kabel Phone RGUs	797	453
Network
Homes passed upgraded for 2-way-communication	11,947	11,269
Homes passed upgraded marketable for 2-way-communication	8,773	7,578

        Subscribers are segmented into direct customers (B2C and B2B) and indirect wholesale customers. Total subscribers as of June 30, 2009 decreased by 86 thousand compared to June 30, 2008, primarily due to losses in wholesale customers, the lowest ARPU segment.

        TV/Radio RGU growth continued through June 2009. The Company offers Internet & Phone products independently; however, a great majority of new subscribers choose a bundled product. Internet & Phone subscription growth remains strong.

        We generate revenue through subscription and distribution fees from our Cable Access business, pay TV business, broadband Internet & Phone business and from other activities. In general, monthly subscription rates paid by our access customers depend on the number of subscribers connected to a network connection point. Single family direct customers pay a higher monthly subscription fee on a per subscriber basis than level 4 operators or housing associations that aggregate several subscribers behind one network connection point.

        Level 4 operators typically resell KDG's video signal to housing associations, but in some cases directly to end users. Housing associations provide the signal to individual tenants and may or may not charge the tenants for the service.

        In addition to providing basic cable television services to its subscribers, the Company charges television broadcasters carriage fees for delivering their analog and digital television signals via the Company's network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also delivers and charges carriage fees for radio signals delivered via the network into our subscribers' homes.

(3)
Number of subscribers at the end of the relevant period as a percentage of the number of homes passed by KDG's network at the end of the relevant period.
(4)
Internet & Phone 'Solo' subscriber: Non-cable television access customers subscribing to Internet & Phone services only.
(5)
Revenue generating units (RGUs) relate to sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but two RGUs.
(6)
Includes cable TV subscriber plus direct Digital Access customers within our B2B subscriber base.

Comparative Operating Results for the Quarter ended June 30, 2009 and June 30, 2008

        We operate the business through four operating segments: Cable Access, TV/Radio, Internet & Phone, TKS and one administrative segment which primarily includes central services and corporate activities. On the following pages we will give an overview of the development of our business based on financial results.

Revenues

        The following chart gives an overview of the Company's revenues. Total revenues for the quarter ended June 30, 2009 increased by T€ 38,041 or 11.6% to T€ 367,200 from T€ 329,159 for the quarter ended June 30, 2008.

	Quarter Ended June 30,
	2009	2008
	T€
Cable Access	229,686	227,168
TV/Radio	52,698	46,071
Internet & Phone	75,111	48,116
TKS	9,705	7,804

Total Revenues	367,200	329,159

Cable Access

        Cable Access contains all activities and services linked to the customer's physical access to the Company's cable network, either directly to end customers or indirectly through commercial level 4 operators for which the Company charges a fee.

        Cable Access has historically been the primary basis for services offered by the Company, including TV/Radio and Internet & Phone services. In September 2007, the Company revised its strategy of requiring cable access as a basis for subscribing to Internet & Phone in order to reach customers not using cable television.

        Our Cable Access business generates revenues through subscription fees, installation fees and other revenues. Through our cable television access business we generated T€ 229,686 or approximately 62.6% of our total revenues for the quarter ended June 30, 2009.

  •
  Cable Access subscription fees paid for the access to our network and the delivery of analog and digital signals are generated from individuals, businesses and housing associations. Our primary cable access offering consists of 32 analog television channels (depending on the region served) and up to 36 analog radio channels. Since April 2006 a basic digital service for single family homes has been offered under the brand name 'Digitaler Kabelanschluss'. This product includes the digital programs offered by the public broadcasters and most of the commercial broadcasters in Germany. In total, up to 102 digital free-to-air (FTA) channels and 74 free digital radio channels are offered in the digital access product. The product includes an enhanced electronic program guide (EPG) and access to a pay-per-view service. Additionally, the Company provides the customer with a set top box free of charge to upgrade to digital access. KDG also offers digital cable products within its B2B subscriber base.

  •
  Installation and network connection fees and reimbursements.  Generally, first-time subscribers are charged an installation fee upon initial connection to our network. In addition, we generate fees and receive reimbursements for connecting newly built homes to our network.

  •
  Other revenues are primarily generated from level 4 services (e.g. maintenance service).

	Quarter Ended June 30,
	2009	2008
	T€
Cable Access Subscription Fees	227,335	223,656
Installation Fees	1,400	2,509
Other Revenues	951	1,003

Total Cable Access Revenues	229,686	227,168

€
ARPU(7)
Cable Access	8.19	8.17

	As of June 30,
	2009	2008
	in thousand
RGU(8)
Cable Access	9,145	9,217

        In the quarter ended June 30, 2009 Cable Access subscription fees increased slightly by T€ 3,679 to T€ 227,335 from T€ 223,656 in the quarter ended June 30, 2008.

        For the quarter ended June 30, 2009 installation fees decreased by T€ 1,109 or 44.2% to T€ 1,400 from T€ 2,509 for the quarter ended June 30, 2008 primarily due to the waiver of the installation fee for special sales promotions.

        For the quarter ended June 30, 2009 other revenues decreased by T€ 52 or 5.2% to T€ 951 from T€ 1,003 for the quarter ended June 30, 2008.

        The Cable Access ARPU increased slightly to € 8.19 in the quarter ended June 30, 2009 from € 8.17 in the quarter ended June 30, 2008, primarily due to the change in subscriber mix.

TV/Radio

        In addition to the Cable Access subscription business described above, the Company offers its own pay TV product portfolio. The Company's pay TV packages are branded as Kabel Digital Home and Kabel Digital International. Kabel Digital Home offers 43 basic pay TV channels within seven genres (documentaries, feature films and series, sports, entertainment, children's TV, music and adult programming) dedicated to a German-speaking audience. Kabel Digital International comprises 42 foreign-language pay TV channels catering to the demand of Germany's ethnic populations. The Company sells its pay TV packages directly to consumers and, to a lesser extent, indirectly through certain level 4 operators and an unaffiliated regional cable television operator. Under these agreements, the wholesale customer typically receives a discount on our listed retail subscription fee.

(7)
The cable access ARPU only relates to cable access subscription fees.
(8)
TKS RGUs are not included; therefore the figures differ from Cable Access RGUs on page 21.

        Our TV/Radio business generates revenue through carriage fees, subscription fees and customer premise equipment (CPE; e.g. receivers) sales.

  •
  Analog carriage fees.  In addition to providing basic cable television services to its subscribers, the Company charges more than 250 international, national, regional and local broadcasters' carriage fees for delivering their television and radio signals over the Company's network. These carriage fees are typically based on the number of homes into which the signal is delivered.

  •
  Digital carriage fees are derived from the transmission of digital television programs on behalf of third party program providers. The Company also delivers digital television programming offered by the public broadcasters, most of the large private free-to-air (FTA) broadcasters and an unaffiliated pay TV operator in Germany. The unaffiliated pay TV operator pays fixed carriage fees as well as conditional access-service fees.

  •
  TV/Radio subscription fees and CPE sales.  Homes connected to our network can receive the digital programming of the public broadcasters and most private broadcasters free of charge if they are digital cable access subscribers and have a digital receiver (set top box) and an activated smartcard. Customers can also subscribe to the Company's pay TV product portfolio containing Kabel Digital Home and Kabel Digital International as well as to a pay-per-view service. In addition, customers can subscribe to the Company's Personal Video Recorder product, Kabel Digital+, which contains an enhanced digital receiver with an integrated hard disc drive and a more sophisticated EPG.

	Quarter Ended June 30,
	2009	2008
	T€
Analog/Digital Carriage Fees	25,100	24,434
TV/Radio Subscription Fees	25,257	19,803
Other Digital Revenues	2,341	1,834	(9)

Total TV/Radio revenues	52,698	46,071

€
ARPU
TV/Radio blended	8.06	7.54

	As of June 30,
	2009	2008
	in thousand
RGU
TV/Radio	982	873

        Carriage fees increased by T€ 666 or 2.7% to T€ 25,100 in the quarter ended June 30, 2009 from T€ 24,434 for the quarter ended June 30, 2008. The future development of carriage fees will depend on the number of subscribers connected to our network.

(9)
Until September 30, 2008 Playout Facility Fees were shown separately and are now classified as other revenues. Therefore the figure for 2008 differs from the published figure for the quarter ended June 30, 2008.

        TV/Radio subscription fees increased by T€ 5,454 or 27.5% to T€ 25,257 in the quarter ended June 30, 2009 from T€ 19,803 for the quarter ended June 30, 2008 primarily resulting from a growing subscriber base and to a lesser extent subscribers coming out of promotion periods and a rate increase charged to new customers as of May 2008.

        Other digital revenues increased by T€ 507 or 27.6% to T€ 2,341 in the quarter ended June 30, 2009 from T€ 1,834 in the quarter ended June 30, 2008 primarily due to an increase of revenues regarding receivers.

        The total blended TV/Radio ARPU increased by € 0.52 or 6.9% to € 8.06 in the quarter ended June 30, 2009 from € 7.54 in the quarter ended June 30, 2008. The increase primarily relates to a price increase for new customers to the core KD Home product in May 2008.

Internet & Phone

        The Company can offer Internet & Phone services to those homes that are passed by its upgraded bi-directional network (630 MHz) and where we have the ability to market our products (Marketable Homes). As of June 30, 2009, the Company passed approximately 11.9 million homes with an upgraded network that had return path capability to enable two-way communication. The Company offers Internet & Phone products independently; however, most customers subscribe to bundled offerings. Prior to September 2007, the Internet & Phone product was only offered to customers who subscribed to cable television access; since then we also offer Internet & Phone to non-cable television access subscribers. As of June 30, 2009, the Company served approximately 895 thousand subscribers that generated approximately 787 thousand Internet and 797 thousand Phone RGUs.

	Quarter Ended June 30,
	2009	2008
	T€
Subscription Fees (recurring)	71,356	46,148
Installation Fees and other non-recurring revenues	3,755	1,968

Total Internet & Phone Revenues	75,111	48,116

€
ARPU
Kabel Internet & Kabel Phone blended	15.56	18.02

	As of June 30,
	2009	2008
	in thousand
RGU
Kabel Internet	787	482
Kabel Phone	797	453

Total Internet & Phone RGUs	1,584	935

        Revenues for Internet & Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of CPE.

        In the quarter ended June 30, 2009, subscription fees increased rapidly by T€ 25,208 to T€ 71,356 from T€ 46,148 for the quarter ended June 30, 2008. This increase was primarily due to the strong increase of Internet & Phone RGUs.

        In the quarter ended June 30, 2009, installation fees and other non-recurring revenues increased by T€ 1,787 or 90.8% to T€ 3,755 from T€ 1,968 for the quarter ended June 30, 2008. This increase is primarily related to an increase in the number of installations of Internet & Phone connections and an increase in revenues from the sale of CPE (e.g. DECT phones and WLAN router).

        The Internet & Phone ARPU decreased by € 2.46 or 13.7% to € 15.56 in the quarter ended June 30, 2009 from € 18.02 for the quarter ended June 30, 2008 which was primarily driven by promotional activities in order to be more competitive in the fast growing Internet & Phone market.

TKS—Telepost Kabel-Service Kaiserslautern GmbH & Co. KG

        TKS, a wholly owned subsidiary of KDVS, provides cable access, internet and phone services to NATO military personnel based in Germany. It also provides billing services for telephone customers of Deutsche Telekom AG (DTAG) who prefer English-language bills.

        Additionally, TKS sells certain telecommunication products to personnel on NATO military bases, such as prepaid mobile phones, cash cards, and telecommunication related products and services.

	Quarter Ended June 30,
	2009	2008
	T€
Internet Revenues	2,529	1,887
Phone Service Revenues	2,329	1,301	(10)
Merchandise	2,074	933
Billing Service Revenues	1,196	1,705
Cable Television Revenues	1,130	1,109	(10)
Mobile Phone Service Revenues	321	605
Other Revenues	126	264	(10)

Total TKS Revenues	9,705	7,804

        TKS revenues increased by T€ 1,901 or 24.4% to T€ 9,705 for the quarter ended June 30, 2009 from T€ 7,804 for the quarter ended June 30, 2008. The increase is primarily related to the TKS bundled product 'Surf'n'Talk', which combines Internet services and Phone services, and the increase in merchandise, which is primarily related to strong demand for mobile phone contracts.

(10)
The figures differ from the published figures for the quarter ended June 30, 2008. An adjustment of these figures was necessary due to a change of the classification method in 2009.

Expenses

        Total expenses for the quarter ended June 30, 2009 increased by T€ 31,115 or 10.7% to T€ 322,778 from T€ 291,663 for the quarter ended June 30, 2008.

	Quarter Ended June 30,
	2009	2008
	T€
Cost of Services Rendered	180,511	161,538
Selling Expenses	112,609	98,309
General and Administrative Expenses	29,658	31,816

Total Expenses	322,778	291,663

Cost of Services Rendered

        Cost of services rendered are primarily costs related to providing service to our customers.

	Quarter Ended June 30,
	2009	2008
	T€
Cost of Materials and Services	95,158	84,737
Personnel Expenses	8,726	11,123
Depreciation and Amortization	56,754	46,166
Other Cost and Expenses	19,873	19,512

Total Cost of Services Rendered	180,511	161,538

        In the quarter ended June 30, 2009, cost of services rendered increased by T€ 18,973 or 11.7% to T€ 180,511 from T€ 161,538 for the quarter ended June 30, 2008.

        Cost of materials and services primarily include Service Level Agreements (SLA) with DTAG which are related to the lease of duct space, co-location facilities, fiber optic systems and energy. In addition to SLA payments, cost of materials and services include content expenses, maintenance of our network, conditional access license expenses, special services for Internet & Phone and other materials and services. In the quarter ended June 30, 2009, cost of materials and services increased by T€ 10,421 or 12.3% to T€ 95,158 from T€ 84,737 for the quarter ended June 30, 2008. Cost of materials and services in the quarter ended June 30, 2009 corresponds to 25.9% of our total revenues compared to 25.7% in the quarter ended June 30, 2008.

        Expenses for SLAs increased by T€ 4,611 or 10.5% to T€ 48,688 for the quarter ended June 30, 2009 from T€ 44,077 in the quarter ended June 30, 2008 primarily due to the need for more network capacity due to the growth of the Company's Internet & Phone business.

        In the quarter ended June 30, 2009, content costs, primarily for pay TV activities, increased slightly by T€ 1,256 to T€ 12,875 from T€ 11,619 in the quarter ended June 30, 2008, primarily related to serving a larger pay TV customer base.

        Costs for interconnect increased by T€ 2,040 or 32.9% to T€ 8,239 for the quarter ended June 30, 2009 from T€ 6,199 for the quarter ended June 30, 2008 primarily related to the increase in phone subscribers. Interconnection costs will continue to increase as the number of phone subscribers increases.

        Network expenses increased by T€ 1,290 or 33.1% to T€ 5,190 for the quarter ended June 30, 2009 from T€ 3,900 for the quarter ended June 30, 2008 primarily due to the continued expansion of our upgraded networks and the addition of broadband capacity (e.g. by leasing of regional backbones). As long as the Company continues to extend the upgraded network and to add additional capacity and customers, network costs will continue to increase.

        In the quarter ended June 30, 2009 other cost of materials and services increased by T€ 1,224 or 6.5% to T€ 20,166 from T€ 18,942 for the quarter ended June 30, 2008.

        Personnel expenses include wages, salaries, social security and pension costs related to the technical staff as well as to a smaller extent non-cash expenses related to the Management Equity Participation program and expenses for restructuring. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses decreased by T€ 2,359 or 21.3% to T€ 8,704 in the quarter ended June 30, 2009 from T€ 11,063 for the quarter ended June 30, 2008 primarily due to decrease in number of employees as a result of the restructurings of the technical departments.

        Depreciation and amortization expenses primarily include the depreciation of the network and capitalized leased transponders. In the quarter ended June 30, 2009, depreciation and amortization expenses increased by T€ 10,588 or 22.9% to T€ 56,754 from T€ 46,166 for the quarter ended June 30, 2008, primarily due to substantial investments made to upgrade the network for two way capacity during the last year.

        Other cost and expenses primarily include copyright fees, IT, rent for technical infrastructure and other miscellaneous expenses. In the quarter ended June 30, 2009, other cost and expenses remained relatively stable at T€ 19,873 compared to T€ 19,512 for the quarter ended June 30, 2008.

Selling Expenses

        Selling expenses are expenses incurred to support the sales effort of the Company's products and services.

	Quarter Ended June 30,
	2009	2008
	T€
Cost of Materials and Services	5,514	6,381
Personnel Expenses	20,029	19,094
Depreciation and Amortization	44,849	38,221
Other Cost and Expenses	42,217	34,613

Total Selling Expenses	112,609	98,309

        In the quarter ended June 30, 2009, selling expenses increased by T€ 14,300 or 14.5% to T€ 112,609 from T€ 98,309 for the quarter ended June 30, 2008.

        Cost of materials and services included in selling expenses are services related to the general distribution of our products and services. Cost of materials and services decreased by T€ 867 or 13.6% to T€ 5,514 for the quarter ended June 30, 2009 from T€ 6,381 for the quarter ended June 30, 2008. This decrease primarily relates to a decrease in CPE expenses because of a change in the business model; CPE is now rented out instead of being purchased by the customers.

        Personnel expenses include wages, salaries, social security costs and pension costs related to the sales, marketing and call center personnel as well as expenses for restructuring and non-cash expenses related to the Management Equity Participation program. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses increased by T€ 1,644 or 8.8% to T€ 20,376 in the quarter ended June 30, 2009 from T€ 18,732 in the quarter ended June 30, 2008. The increase primarily results from an increase in the number of sales and marketing employees.

        Depreciation and amortization expenses primarily include the amortization of the customer list, capitalized receivers, capitalized sales commissions paid to third party agents (typically call center representatives and sales agents). The amortization period for the capitalized subscriber acquisition costs depends on the product offered and is 8.5 years for our access products, which corresponds to the expected average life of the contracts, and 12 or 24 months for our pay TV and Internet & Phone products, which corresponds to the fixed contract duration. Depreciation and amortization expenses increased by T€ 6,628 or 17.3% to T€ 44,849 for the quarter ended June 30, 2009 from T€ 38,221 for the quarter ended June 30, 2008 due to higher amortization of capitalized subscriber acquisition costs primarily for Internet & Phone and increased depreciation of capitalized receivers. Additionally, amortization of the customer list in connection with the Acquisition increased as the customer list was capitalized in May 2008, therefore amortization for the quarter ended June 30, 2008 only includes the period of two months.

        Other cost and expenses within selling expenses primarily include costs for advertising, marketing and sales support, bad debt expenses, sales commissions and other miscellaneous expenses. These costs increased by T€ 7,604 or 22.0% to T€ 42,217 for the quarter ended June 30, 2009 from T€ 34,613 for the quarter ended June 30, 2008 primarily due to increased expenses for the promotion and sale of our products, foremost increased sales commissions.

General and Administrative Expenses

        General and administrative expenses are related to headquarter functions such as senior management, legal, regulatory, finance, human resources, purchasing, IT and investor relations. These are expenses that are not directly allocated to cost of services rendered or to selling expenses.

	Quarter Ended June 30,
	2009	2008
	T€
Personnel Expenses	11,511	12,667
Depreciation and Amortization	6,813	6,815
Other Cost and Expenses	11,334	12,334

Total General and Administrative Expenses	29,658	31,816

        In the quarter ended June 30, 2009, general and administrative expenses decreased by T€ 2,158 or 6.8% to T€ 29,658 from T€ 31,816 for the quarter ended June 30, 2008.

        Personnel expenses include wages, salaries, social security costs and pension costs related to general and administrative personnel as well as non-cash expenses related to the Management Equity Participation program and to a smaller extent expenses for restructuring. In the quarter ended June 30, 2009 personnel expenses include non-cash expenses related to the Management Equity Participation program in the amount of T€ 255 compared to T€ 865 in the quarter ended June 30, 2008. Personnel expenses adjusted by the Management Equity Participation program and restructuring expenses decreased by T€ 439 or 3.7% to T€ 11,340 in the quarter ended June 30, 2009 from T€ 11,779 in the quarter ended June 30, 2008.

        Depreciation and amortization expenses primarily include the depreciation and amortization of IT and standard software licenses. In the quarter ended June 30, 2009, these expenses remained stable at T€ 6,813 compared to T€ 6,815 in the quarter ended June 30, 2008.

        Other cost and expenses within general and administrative expenses primarily include costs for IT, external consultants and other miscellaneous expenses. In the quarter ended June 30, 2009, other cost and expenses decreased by T€ 1,000 or 8.1% to T€ 11,334 from T€ 12,334 for the quarter ended June 30, 2008. This results primarily from a change in the use of the Service Level Agreements in connection with the Acquisition. In the past quarters the SLAs were massively used for the acquired companies. As a result of the ongoing integration of the acquired companies into our business, KDG now internally performs most of the central services which were provided by the Orion Group during the initial integration stage in the previous year. Consequently, the SLAs in the quarter ended June 30, 2009 were used to a lesser extent.

Profit from Ordinary Activities

        Profit from ordinary activities for the quarter ended June 30, 2009 increased by T€ 8,570 or 20.6% to T€ 50,187 from T€ 41,617 for the quarter ended June 30, 2008.

        The increase in profit from ordinary activities is primarily related to the issues discussed in the above sections.

Interest Income

        Interest income is derived from our bank deposits. In the quarter ended June 30, 2009 interest income increased by T€ 2,338 to T€ 2,587 from T€ 249 in the quarter ended June 30, 2008. This is due to a one-time effect caused by the preliminary repayment of the purchase price which yielded interest.

Interest Expenses

        Interest expenses include interest accrued on bank loans, the Company's 2014 Senior Notes, amortization of financing fees, interest on finance leases and other interest. Interest expenses decreased by T€ 4,413 or 9.7% to T€ 41,228 for the quarter ended June 30, 2009 from T€ 45,641 for the quarter ended June 30, 2008. This decrease is primarily related to a decrease in interest expense on the Senior Credit Facility due to lower interest rates in 2009. Partly offsetting this positive impact was an increase of non-cash expenses regarding the interest hedge.

	Quarter Ended June 30,
	2009	2008
	T€
Senior Notes	19,616	19,616
Senior Credit Facility	16,106	26,838
Amortization of Capitalized Finance Fees	3,743	2,611
Finance Lease	512	666
Pensions	497	677
Asset Retirement Obligations	301	278
Currency Hedge	167	n/a
Interest Hedge	93	-5,341
Other	193	296

Total Interest Expenses	41,228	45,641

        Outstanding interest bearing indebtedness as of June 30, 2009 decreased by T€ 70,000 to T€ 2,440,553 from T€ 2,510,553 as of June 30, 2008.

Income from Associates

        Income from associates decreased by T€ 12,951 to T€ 241 for the quarter ended June 30, 2009 from T€ 13,192 in the quarter ended June 30, 2008 due to the recognition of the sale of our minority shareholding in KS Berlin in April 2008 which had a one-time effect of T€ 13,000 to Orion as part of the Acquisition.

Profit before Taxes

        Profit before taxes increased by T€ 2,370 to T€ 11,787 for the quarter ended June 30, 2009 from T€ 9,417 in the quarter ended June 30, 2008.

        This increase is related to the issues discussed in the above sections.

Taxes on Income

        Tax expenses decreased by T€ 1,444 or 18.7% to T€ 6,265 in the quarter ended June 30, 2009 from T€ 7,709 in the quarter ended June 30, 2008. For the quarter ended June 30, 2009 taxes are comprised of current tax expenses of T€ 6,861 and deferred tax income of T€ 596. For the quarter ended June 30, 2008 taxes were comprised of current tax expenses of T€ 6,073 and deferred tax expenses of T€ 1,636.

Net Profit

        Net profit increased substantially by T€ 3,814 to T€ 5,522 in the quarter ended June 30, 2009 from T€ 1,708 in the quarter ended June 30, 2008.

        The increase in net profit is related to the issues discussed in the above sections.

Adjusted EBITDA

        Earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to our Management Equity Participation program and non-cash restructuring expenses (Adjusted EBITDA) increased by T€ 24,331 or 18.1% to T€ 158,460 in the quarter ended June 30, 2009 from T€ 134,129 for the quarter ended June 30, 2008. The increase primarily relates to the rapid growth in adjusted EBITDA from the Internet & Phone and the pay TV segments. Adjusted EBITDA is not a recognized accounting term and should not be used as a measure of liquidity. However, Adjusted EBITDA is a common term used to compare the operating activities of cable television companies.

	Quarter Ended June 30,
	2009	2008
	T€
Profit from Ordinary Activities	50,187	41,617
Depreciation and Amortization	108,416	91,202
MEP related non-cash Expenses	428	1,287
Restructuring (Income)/Expenses	-571	23

Adjusted EBITDA	158,460	134,129

Segment Reporting

        The following tables reflect the allocation of Adjusted EBITDA to Cable Access, TV/Radio, Internet & Phone, TKS and Reconciliation(11) for the quarters ended June 30, 2009 and 2008:

	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Quarter Ended June 30, 2009
Profit/(Loss) from Ordinary Activities	65,884	10,072	1,103	699	-27,571	50,187
Depreciation and Amortization	64,905	7,497	28,426	464	7,124	108,416
MEP related non-cash Expenses	112	10	36	4	266	428
Restructuring Income	-487	0	0	0	-84	-571

Adjusted EBITDA	130,414	17,579	29,565	1,167	-20,265	158,460

	Cable Access	TV/Radio	Internet & Phone	TKS	Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Quarter Ended June 30, 2008
Profit/(Loss) from Ordinary Activities	69,134	5,745	-2,707	962	-31,517	41,617
Depreciation and Amortization	59,467	6,860	17,290	472	7,113	91,202
MEP related non-cash Expenses	251	40	74	7	915	1,287
Restructuring Expenses	0	0	0	0	23	23

Adjusted EBITDA	128,852	12,645	14,657	1,441	-23,466	134,129

Cash flows for the Quarter ended June 30, 2009 compared to the Quarter ended June 30, 2008

        As of June 30, 2009 our cash balance amounted to T€ 46,323 and we had T€ 316,000 credit available under our revolver.

        The following table shows a condensed version of our cash flows for the periods ended June 30, 2009 and 2008:

	Quarter Ended June 30,
	2009	2008
	T€
Cash flows from Operating Activities	47,007	106,435
Net Cash used in Investing Activities	-11,002	-589,001
Cash flows from Financing Activities	-41,604	519,436
Change in Cash and Cash Equivalents	-5,599	36,870
Cash and Cash Equivalents at the beginning of the period	51,922	15,463
Cash and Cash Equivalents at the end of the period	46,323	52,333

(11)
Reconciliation primarily includes corporate and administrative functions of the Company such as senior management, legal and regulatory, finance, controlling, human resources, internal audit, corporate communication, investor relations, purchasing, IT and corporate finance.

Cash flows from Operating Activities

        Our cash flows provided from operating activities in the quarter ended June 30, 2009 decreased by T€ 59,428 to T€ 47,007 from T€ 106,435 in the quarter ended June 30, 2008. The customers acquired in the Orion transaction were integrated into KDG's billing system which changed the billing frequency. This had a one-time effect on the deferred income which led primarily to a decrease in Net Working Capital and consequently in cash flows from operating activities. This shift in billing frequency does not impact cash flows from operating activities over the course of the fiscal year.

Net Cash used in Investing Activities

        Net cash used in investing activities decreased by T€ 577,999 to T€ 11,002 for the quarter ended June 30, 2009 from T€ 589,001 for the quarter ended June 30, 2008. This decrease is primarily due to a one-time effect of the T€ 513,392 cash paid for the Acquisition in the quarter ended June 30, 2008 and the subsequent purchase price adjustment in the quarter ended June 30, 2009 of T€ 57,819.

Cash flows from Financing Activities

        Cash used in financing activities in the quarter ended June 30, 2009 was T€ 41,604, compared to a cash flow of T€ 519,436 in the quarter ended June 30, 2008. Included in the cash flow from financing activities in the quarter ended June 30, 2008 was an additional borrowing under the Senior Credit Facility in the amount of € 535 million, which was used for the Acquisition.

        The Senior Credit Facility is comprised of three tranches, a € 1,150 million Term Loan Facility (Tranche A), a € 325 million Revolving Credit Facility (Tranche B) and a € 535 million Term Loan Facility (Tranche C). Tranche A and Tranche B mature on March 31, 2012. The final maturity date of Tranche C is March 31, 2013. The Company's Senior Notes amount to € 755.6 million.

        In the quarter ended June 30, 2009 T€ 39,451 was used to pay interest and transaction costs compared to T€ 19,163 in the quarter ended June 30, 2008.

        KDG is highly leveraged and has significant debt service obligations. We believe that the funds generated from operations, together with existing cash and cash equivalents and revolving credit facility availability will be sufficient to meet operating and debt service requirements. We regularly assess our investment approach in view of our current and potential future needs.

The Risk Management-System for KDG

        The risk management system is an integral component of all processes within our organization. It is designed to ensure that unplanned developments can be identified early and actively controlled by management.

        KDG's risk environment can change quickly and unexpectedly as a result of various influences. It is therefore necessary to be able to react quickly so that no situation can cause substantial damage to the existence or have long-term impact on the assets, the financial position and earnings.

        In general the operating units are responsible for the identification and the taking of risks. Therefore, all managers of KDG perform an additional task as risk managers. The system is supported by the central risk management unit which carries out risk controlling. The separation of functions is ensured.

        Risk controlling has process responsibility and produces the quarterly reports for the Management Board which enable detailed assessment and full transparency of the risk situation. In addition to the regular standard reporting immediate reporting is put in place if the early warning system shows a certain risk measure to exceed a critical value or if special circumstances demand investigations. Furthermore, risk controlling is responsible for the continuous development of the risk management system and for setting organization-wide standards. Risks which overlap departments are also monitored here.

Risks Associated with our Business

        The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also affect adversely our business, financial situation or results of operations.

  •
  We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

  •
  Failure to control customer churn may adversely affect our business.

  •
  We may not be able to renew our existing contracts with level 4 operators and housing associations upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with level 4 operators and housing associations.

  •
  Level 4 network operators and large housing associations may seek to reduce their signal delivery costs through clustering, which could adversely affect our profitability.

  •
  If we fail to introduce and establish new or enhanced products and services successfully, our revenues and margins could be lower than expected.

  •
  The switch-off of analog satellite signals might adversely affect our business.

  •
  We rely on DTAG and certain of its affiliates for a significant part of our network.

  •
  We do not have guaranteed access to programs and are dependent on agreements with certain program providers.

  •
  Failure to extend agreements with content providers on carriage fees may adversely affect our business.

  •
  Failure to reach agreement with owners of copyright protected broadcast content may adversely affect our business.

  •
  Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

  •
  Failure to maintain and upgrade our cable television network or make other network improvements could have a material adverse effect on our operations and impair our financial situation.

  •
  We rely heavily on our digital playout facilities.

  •
  The occurrence of events beyond our control could result in damage to our cable television network and digital playout facility.

  •
  The security of our encryption system was compromised by illegal piracy and may in the future again be compromised by illegal piracy.

  •
  The installation of a new information technology system and changes to our financial accounting systems and personnel may result in higher costs than expected.

  •
  New software systems for support of our day-to-day-work might be more complex than anticipated and may have an impact on our business.

  •
  The Insolvency risk of major customers may have an adversely impact on our revenues.

  •
  Our subscriber data may not be representative of our actual results and data.

  •
  Sensitive customer data are an important part of our daily business and leakage of such data may result in severe fines and adversely affect our business.

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  Loss of our key management and other personnel, or an inability to attract such key management and other personnel, could impact our business

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  Risks in relation to outsourcing of services may adversely affect our business and may cause higher costs than initially anticipated.

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  Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

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  U.S. military redeployment may adversely impact our TKS business.

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  Termination of Services by Deutsche Telekom AG (DTAG) may adversely affect our TKS business.

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  Uncertainties as to copyright and patent laws may adversely affect our ability to conduct our business.

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  We have acquired and may in the future plan to acquire assets which could potentially deliver less revenue and earnings than anticipated and we may not be able to integrate these assets in a timely manner which may delay the roll out of Internet & Phone and not allow us to recognize anticipated synergies.

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  The financial crisis in the global capital and credit markets and the resulting global recession could affect our strategically important suppliers and service providers, reduce consumer spending and severely impact our pension liabilities and costs.

Risks Relating to Regulatory and Legislative Matters

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  We are subject to significant government regulation, which may increase our costs and otherwise adversely affect our business, and further changes could also adversely affect our business.

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  The Federal Network Agency (FNA—Bundesnetzagentur) has declared within a regulatory ordinance as of April 2007 that we have significant market power (SMP) in the regional, network- based cable television markets in which we operate. In its decision, the FNA has imposed certain remedies for the feed-in market for broadcasters (Einspeisemarkt) and the signal delivery market to level 4 network operators (Signallieferungsmarkt). We have filed complaints against this regulatory ordinance with the competent court. These complaints have partly been overturned and/or are still pending. With respect to KDG's SMP the court has upheld the FNA's view. However KDG has again appealed against this decision. The final decisions in these cases are pending.

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  Due to regulation, we do not have complete control over the prices that we charge to broadcasters or wholesale offers to level 4 network operators, and this may adversely affect our future cash flows and profitability. This may also affect our pricing flexibility for housing associations and subscribers.

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  Our general terms and conditions may be held unenforceable by the German civil courts, which could adversely affect our business and results of operations.

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  We are required to carry certain programs on our network, which may adversely affect our competitive position and results of operations.

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  Analog television and radio distribution may be phased out, which may adversely affect our competitive position and could result in increased costs or a loss of revenue.

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  Changes in German tax law may mean that we will not be able to fully deduct interest on our debt instruments. In any such event, we may choose to release guarantees in favor of the Senior Notes, which would require us to fund the repurchase of the Senior Notes outstanding at such time.

Risks Relating to our Indebtedness and our Structure

        The financial crisis in the global capital and credit markets and the resulting global recession could affect our ability to maintain sufficient liquidity to fund our working capital, service our outstanding indebtedness and meet our liabilities, including any principal due on our debt. If our resources do not satisfy our liquidity requirements, we may have to seek additional financing, but may not be able to successfully obtain any necessary additional financing on favorable terms, or at all, especially in light of the crisis in the credit markets. In addition, the financial crisis may cause banks who are parties to our senior credit facility (the 'Senior Credit Facility' or the 'Senior Credit Facilities') to refuse or be unable to fund future drawings. Similarly, we may not be able to refinance our existing Senior Credit Facilities or to incur additional indebtedness to fund future operations and capital expenditures. Without sufficient liquidity, we could be forced to curtail our operations and may, inter alia, be forced to:

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  reduce or delay our business activities and capital expenditures, including our continued network upgrade and rollout of 'triple play' services;

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  sell assets;

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  obtain additional debt or equity capital; or

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  restructure or refinance all or a portion of our debt on or before maturity.

        We cannot assure that we would be able to accomplish any of these measures on a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the Senior Notes and the Senior Credit Facilities, limit, and any future debt may limit, our ability to pursue any of these alternatives.

        Moreover, any failure of any such financial institution may negatively impact our treasury operations.

Our high leverage and debt service obligations could materially adversely affect our business, financial condition or results of operations.

        For the quarter ended June 30, 2009, the Company incurred a net profit of T€ 5,522. The accumulated deficit could result in the Company being treated as over-indebted if the book equity was to be negative. Management retained a third party independent auditor to perform a valuation of the net assets of KDVS under German valuation standards in 2004. The results indicate that the net assets held by the Company are substantially undervalued based on the appraisal. The Company has consummated a corporate reorganization which allowed it to recognize the unrealized value in the German GAAP stand-alone commercial balance sheets of KDVS and KDG GmbH. Since 2004 KDG is performing the valuation of the net assets of KDVS.

        We are highly leveraged and have significant debt service obligations. As of June 30, 2009 we had T€ 2,440,553 of indebtedness (before netting with transaction cost and exchange rate effects), of which T€ 1,150,000 was term indebtedness under the Senior Credit Facility Tranche A, T€ 535,000 under Tranche C and T€ 755,553 was indebtedness under the Senior Notes. As of the balance sheet date, we had T€ 316,000 of additional borrowing capacity available under the revolving credit facility (Tranche B).

        We anticipate that our high leverage will continue for the foreseeable future. Our high leverage could have important consequences, including, but not limited to:

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  increasing our vulnerability to a downturn in our business or economic and industry conditions;

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  limiting our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities and other corporate requirements;

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  requiring the dedication of a substantial portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, which means that these cash flows will not be available to fund our operations, capital expenditures or other corporate purposes; and

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  limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industries in which we operate.

        Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations or on the ability of KDGHoldCo or Cayman Cable to satisfy their debt obligations.

        We may incur substantial additional indebtedness in the future. The terms of the indentures governing the Senior Notes and the agreements governing our Senior Credit Facilities and the agreements governing PIK loans entered into by our parent companies may restrict us from incurring additional indebtedness, but do not prohibit us from doing so. In addition, the terms of such indentures and such credit agreement do not restrict our parent companies from incurring future indebtedness for any purpose, including the funding of further distributions to our ultimate shareholders. The incurrence of additional indebtedness would increase the leverage-related risks described in this report.

We require a significant amount of cash to service our debt, and our ability to generate sufficient cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our debt, and to fund future operations and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial and market factors, many of which are beyond our control, as well as on other factors discussed in these 'Risk Factors'. Considering those factors, we cannot assure that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs.

        Our operating performance could be affected by a significant or prolonged economic downturn. Such downturn could adversely affect our business by reducing the demand for our services or depressing pricing of those services. This could have a material adverse effect on our operating performance. Accordingly, our ability to service our debt may be affected and we may be unable to make principal and interest payments on our outstanding debt service obligations when due.

        If our future cash flows from operations and other capital resources (including borrowings under the Senior Credit Facilities) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we could be forced to curtail our operations and forced to take any of the measures described above under 'The financial crisis in the global capital and credit markets and the resulting global recession could affect our ability to maintain sufficient liquidity or to seek additional financing.'

We are subject to significant restrictive debt covenants, which limit our operating flexibility.

        The Senior Credit Facilities and the indenture governing the Senior Notes contain covenants significantly restricting our ability to, among other things:

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  incur or guarantee additional indebtedness;

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  pay dividends or make other distributions or repurchase or redeem our stock;

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  make investments or other restricted payments;

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  dispose of assets;

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  create liens;

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  enter into certain transactions with affiliates;

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  enter into agreements that restrict our subsidiaries' ability to pay dividends; and

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  consolidate, merge or sell all or substantially all of our assets.

        These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

        The Senior Credit Facilities also require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot ensure that we will be able to meet these ratios and tests. In the event of a default under the Senior Credit Facilities or certain other defaults under other agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-default or cross-acceleration provisions, including the Senior Notes, may, as a result, also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances.

        On February 11, 2009 KDG approached the lenders of its Senior Credit Facilities via its facility agent with a request to agree to certain minor amendments to the Company's credit covenants in order to increase headroom for the continued business expansion. KDG proposed to change the senior net debt to EBITDA covenant for the quarters starting from December 2010 to December 2011 as well as to extend senior net debt to EBITDA and EBITDA to net interest covenants beyond March 2012, until maturity of its Senior Add-on Facility, Tranche C, in March 2013. On February 25, 2009, the amendments were thereby approved.

Other Risks related to our Indebtedness and our Structure

        We depend on payments from our subsidiaries to make payments on the Senior Notes, and our subsidiaries will be subject to various restrictions on making such payments.

        We undertook an Asset Step-Up in the fiscal year 2004 and may undertake further Asset Step-Ups in the future that may be prejudicial to our existing business and subject KDG to additional liability.

        The interests of our principal shareholders may be inconsistent with the interests of the holders of Senior Notes and of each other.

        The borrowings under our Senior Credit Facilities bear interest at floating rates that could rise significantly, increasing our costs and reducing our cash flow.

        We are exposed to foreign exchange risk that may adversely affect our financial condition and results of operations.

Risks associated with Financial Instruments

        The Company is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through the use of derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risks (by entering into currency swaps) or the risk of varying interest payments (by entering into payer swaps and buying caps).

        Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from operating, financing and investing activities. In accordance with IAS 39, all derivative financial instruments are accounted for at fair value. Changes in the fair value of the derivative financial instruments for which hedge accounting is used are either recorded in profit and loss or in equity under the fair value reserve, depending on whether it is a fair value hedge or a cash flow hedge. The current volatility in the financial markets and overall economic uncertainty increases the risk that the actual amounts realized in the future on our financial instruments could differ significantly from the fair values currently assigned to them. Other income and expense could also vary materially from expectations depending on gains or losses realized on the sale or exchange of financial instruments, impairment charges related to debt securities as well as equity and other investments, interest rates, cash balances and changes in fair value of derivative instruments.

        Since all of our existing interest rate hedges matured by end of June 2009 we will closely keep track of ongoing market developments but currently have no concrete plans to purchase new hedging instruments. Nevertheless we will stay in contact with several potential bank counterparties in order to assure that we can lock-in interest rate hedges quickly whenever we think it becomes favorable. There is no guarantee that we will be able to consummate these hedges under acceptable terms and conditions if at all.

        During the three month period from April 2009 to June 2009 we had the following interest rate hedges in place:

        The Company initially entered into interest rate swaps with a notional amount of T€ 778,125 which amortized through June 27, 2009 (maturity date). In the period from April 1, 2009 until maturity date, the notional amount was T€ 379,568. The interest rate swaps effectively converted the variable base interest rates (EURIBOR) on the Company's bank loans into a fixed interest rate of 3.705% per annum.

        As of April 30, 2008 the Company entered into an additional floating to fix interest rate swap. This swap with a fixed rate of 4.41% per annum and a notional amount of € 250.0 million matured on April 30, 2009.

        These swaps entitled the Company to receive a payment from the counterparty if the market variable interest rate exceeds the fixed interest rate, and obligate the Company to make a payment to the counterparty if the fixed interest rate exceeds the market variable interest rate. These types of agreements were entered into to effectively convert the interest rates on the Company's long-term liabilities to banks from variable to fix.

        In 2003 one of the Company's subsidiaries also purchased interest rate caps with a strike price of 4.2% per annum with a notional amount of T€ 259,375 which amortized through June 27, 2009 (maturity date). In the period from April 1, 2009 until maturity date, the notional amount was T€ 126,523. These caps entitled the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

        With respect to the Company's 2014 Senior Notes, the Company also entered into a hedge agreement with various banks swapping 100% of the US-Dollar denominated principal (TUSD 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over 5 consecutive years from July 1, 2004 until July 1, 2009. The agreed upon exchange rate was USD 1.2066 for each Euro. The weighted average Euro fixed rate across all hedge banks was 10.2046%.

        From December 2008 until March 2009, we successfully negotiated new swap agreements, which effectively prolonged the existing currency hedges by two years till July 1, 2011. On June 30, 2009 100% of the US-Dollar denominated principal and interest payments with respect the Company's 2014 Senior Notes were swapped into Euro at the same rate of USD 1.2066 for each Euro. The new swap agreements run from July 2009 till July 2011 with an average Euro fixed rate of 11.1695% compared to the previous rate of 10.2046%.

        The impact of the financial crisis on the various banks with which we entered into a hedge agreement cannot be predicted, but could lead any of them to refuse or be unable to respect their terms and conditions.

Estimation of the Overall Risk Situation

        In summary, we can determine that the existence of KDG and the interests of the Management Board were at no time under threat. Furthermore, we presently have no knowledge of any other developments which could pose such a threat to the existence, the assets, the financial situation and profits of KDG.

        We identify the overall risk situation of KDG as controlled and sustainable.

Business Opportunities

        We currently hold a leading position in German cable television distribution. We aim to build on this strong market position and leverage our high quality infrastructure to also become a leading provider of digital video, broadband Internet & Phone services in Germany. The Company will continue to actively seek to improve operating efficiency and marketability of products.

Unterfoehring, August 28, 2009

Kabel Deutschland GmbH

Dr. Adrian von Hammerstein Chief Executive Officer	Paul Thomason Chief Financial Officer
Dr. Manuel Cubero del Castillo-Olivares Chief Operating Officer	Erik Adams Chief Marketing Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND GMBH (Registrant)

Date: August 28, 2009	By	/s/ PAUL THOMASON Paul Thomason, Chief Financial Officer

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO KGM (Registrant)

Date: August 28, 2009	By	/s/ PAUL THOMASON Paul Thomason, Managing Director